UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 25, 2011**



MATTSON TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**000-24838**	**77-0208119**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

47131 Bayside Parkway
Fremont, California 94538
(Address of principal executive offices including zip code)

(510) 657-5900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders

Mattson Technology, Inc.'s (the "Company") Annual Meeting of Stockholders was held on May 25, 2011. Stockholders voted on the following four matters and cast their votes as set forth below:

1. The stockholders elected three (3) Class II directors of the Company to hold office for a three-year term expiring on the date on which the Company's Annual Meeting of Stockholders is held in 2014 and until such director's successor is duly elected and qualified, based upon the following votes:

Nominee	Votes For	Votes Withheld	Broker Non-Votes
Dr. Hans-Georg Betz	21,776,543	2,863,860	18,857,479
Mr. David Dutton	21,738,806	2,901,597	18,857,479
Mr. Kenneth Smith	21,774,233	2,866,170	18,857,479

2. The stockholders approved the non-binding, advisory resolution regarding executive compensation. The voting results were as follows:

Votes for Approval	22,174,991
Votes Against	2,414,259
Abstentions	51,153
Broker Non-Votes	18,857,479

3. The stockholders voted for a non-binding proposal to hold the advisory vote regarding executive compensation every year. The voting results were as follows:

Votes for One Year	21,704,263
Votes for Two Years	166,542
Votes for Three Years	2,716,560
Abstentions	53,038
Broker Non-Votes	18,857,479

After consideration of a number of factors, including the results of the stockholder vote, the Company determined it was in the best interest of the Company and its stockholders to prepare for stockholder approval a non-binding advisory resolution regarding executive compensation for inclusion in the Company's annual proxy statement on an annual basis.

4. The stockholders ratified the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2011 based upon the following votes:

Votes for Approval	43,090,698
Votes Against	406,058
Abstentions	1,126

There were no broker non-votes for this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mattson Technology, Inc.

Date: May 25, 2011

By: /s/ Andy Moring

Andy Moring
Chief Financial Officer, Secretary and
Executive Vice President — Finance